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                                    FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                                               Commission File Number: 333-10486


                           For the Month of July 2002


                            Trend Micro Incorporated
                (Translation of registrant's name into English)


             Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                        Shibuya-ku, Tokyo 151-8583, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X        Form 40-F
                                  ---                 ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                    No  X
                            ---                   ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  --------------

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Information furnished on this form:


                               Table of Contents



1. Press release of July 30, 2002 announcing consolidated results for the three months ended June 30, 2002 and for the six months ended June 30, 2002.

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Trend Micro Incorporated

Date: July 30, 2002                       By: /s/ Mahendra Negi
                                              --------------------
                                              Mahendra Negi
                                              Representative Director;
                                              Chief Financial Officer
                                              and Executive Vice
                                              President

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                                                                    Attachment 1

     Trend Micro, Inc. Announces Record Second Quarter Consolidated Results

Sales grow by 70% and operating income rises by 272% in Q2 2002

Tokyo, Japan - July 30, 2002 - Trend Micro Inc (TSE: 4704; Nasdaq: TMIC), a worldwide leader in network antivirus and Internet content security software and services, today reported results in Japanese GAAP for the second quarter 2002, ended June 30, 2002. Trend Micro posted consolidated net sales of 10.8 billion yen, (or US $92 million/1/) and operating income of 3.3 billion yen (or US $28 million). The figures reflect gains of 70% in sales and 272% in operating income compared with the same period a year ago. Net sales growth was 10% over the previous (first) quarter while operating income also increased 10%/2/.

All regions experienced strong growth in revenue compared to the same quarter in 2001; sales in Japan increased 146% year over year and 16% sequentially. Europe also experienced a very strong quarter showing 71% growth year over year 13% sequentially.

Steve Chang, Chairman and CEO of Trend Micro said "We are pleased with another strong performance in the second quarter and to have again grown our antivirus business faster than the rest of the industry. With this quarter's availability of the first offerings of our Enterprise Protection Strategy we are just beginning the next stage of our growth. As our customers begin evaluating and utilizing these next generation capabilities we expect continued strong growth in our enterprise business. And with the rapid penetration of consumer broadband we see continued strong growth in our consumer segment driven by VirusBuster and our new GateLock product family."

All major product lines grew strongly both year-to-year and quarter-to-quarter. Consumer product revenue grew 48% quarter-to-quarter and 92% year-to-year. Enterprise antivirus product revenue grew 66% year-to-year and 4% quarter-to-quarter. Enterprise antivirus product revenue represented 80% of Trend Micro's net sales in Q2./3/

Consolidated net sales for the third quarter ending September are expected to be between 9.8 and 10.3 billion Yen. Ordinary income is expected to be between 2.25 and 2.55 billion Yen.

Second Quarter Non-Financial Highlights

..    Trend Micro unveiled its Enterprise Protection Strategy (EPS), a global initiative expanding the functionality of Trend Micro solutions to provide proactive ability to contain viruses, worms and other malicious threats. This is the first of many releases as we expand this capability.

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..    Trend Micro PortalProtect(TM) for Microsoft SharePoint Portal Server was
     released as well as the newest version of OfficeScan Corporate Edition which included our new Trojan System Cleaner capability.

..    North America key accounts focus showed strong results: another 11 of the
     Fortune 500 signed on with Trend Micro this quarter and at least 13 deals over $100,000 annually were closed. U.S. business unit's consumer sales grew 25% from Q1 to Q2 and over 50% from the same quarter in 2001./3/

..    New offices were opened in Utrecht, Netherlands and Dubai's prestigious
     Internet City. The number of people employed by Trend Micro worldwide exceeded 1,700, an increase of about 23% compared to the same quarter in 2001.

..    Continued expansion of rapidly growing Latin America Region business signing 7 new distributors to complete our regional coverage with all reporting sales. In addition, Trend Micro was named the best Brazilian software company by EXAME magazine.

..    TrendLabs, Trend Micro's 24x7 global antivirus research and support centers reported that the number of new viruses received from customers increased to 375 in Q2, 2002 compared with 313 in Q1. This represents a 20 percent increase.

/1/  $1 US = 117 Japanese Yen
/2/. Net Income for Q2'02 was 1.8 Billion Yen but comparison to prior year is not meaningful as Q2'01 Net Income was negative due to goodwill amortization. /3/ Management accounting numbers. Financial filings may be slightly different.


Notice Regarding Forward Looking Statements

The statements included in this release contain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our expectations about our earnings for the third quarter ending September 30, 2002. Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

     .    Customer acceptance of our new products and services

     .    The impact of competing products and services

     .    Difficulties in adapting our products and services to the Internet

     . Difficulties in addressing new virus and other computer security problems

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     .    The potential lack of attractive investment targets and difficulties unsuccessfully executing our investment strategy

     .    Declining prices for our products and services

We assume no obligation to update any forward-looking statements. For more details regarding risk factors relating to our future performance, please refer to our filings with the SEC including our annual report on Form 20-F which was filed on July 1, 2002.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold directly, through corporate, value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our website, http://www.trendmicro.com

Supplementary Information
The following tables show key financial information for the six months ended June 30, 2002 as announced by Trend Micro in Japan.
($1US = 117 Japanese Yen)

1. Consolidated Results of Operation

-----------------------------------------------------------------------------------------------------------------
                                                   From Jan 1, 2002 to Jun 30,
                         ----------------------------------------------------------------------------------------
                                          2002                                     2001
                         ----------------------------------------------------------------------------------------
                         Millions of yen,     Millions of US$,      Millions of yen    Millions of US$    Change
                         except share         except share
                         data                 data
-----------------------------------------------------------------------------------------------------------------
Net sales                          20,507                  175               12,939                111       58%
-----------------------------------------------------------------------------------------------------------------
Operating Income                    6,356                   54                2,898                 25      119%
-----------------------------------------------------------------------------------------------------------------
Ordinary Income                     6,271                   54                3,004                 26      109%
-----------------------------------------------------------------------------------------------------------------
Net income                          3,517                   30               -1,376                -12        -
-----------------------------------------------------------------------------------------------------------------
Net income per share            26.62 yen              $ 0.228                    -                  -        -
(basic)
-----------------------------------------------------------------------------------------------------------------
Net income per share            26.50 yen              $ 0.226                    -                  -        -
(diluted)
-----------------------------------------------------------------------------------------------------------------

2. Consolidated Financial Position

-----------------------------------------------------------------------------------------------------------------
                                                          As of July 30,
                         ----------------------------------------------------------------------------------------
                                          2002                                     2001
                         ----------------------------------------------------------------------------------------
                         Millions of yen,       Millions of US$,      Millions of yen,     Millions of US$,
                         except share           except share          except share         except share
                         data                   data                  data                 data
-----------------------------------------------------------------------------------------------------------------
Total assets                       69,667                    595               53,413                   457
-----------------------------------------------------------------------------------------------------------------
Shareholders' equity               34,729                    297               26,914                   230
-----------------------------------------------------------------------------------------------------------------
Shareholders' equity                      49.8%                                       50.4%
ratio
-----------------------------------------------------------------------------------------------------------------
Shareholders' equity           262.27 yen                $ 2.242           204.39 yen               $ 1.747
per share
-----------------------------------------------------------------------------------------------------------------

3. Consolidated Cash Flow

-----------------------------------------------------------------------------------------------------------------
                                                       From Jan 1, 2002 to Jun 30,
                                  -------------------------------------------------------------------------------
                                                  2002                                     2001
                                  -------------------------------------------------------------------------------
                                  Millions of yen     Millions of US$      Millions of yen      Millions of US$
-----------------------------------------------------------------------------------------------------------------
Cash flows from operating                   6,787                  58                4,650                   40
activities
-----------------------------------------------------------------------------------------------------------------
Cash flows from investing                  -1,415                 -12               -1,363                  -12
activities
-----------------------------------------------------------------------------------------------------------------
Cash flows from financing                     544                   5                6,503                   56
activities
-----------------------------------------------------------------------------------------------------------------
Ending balance of cash and                 45,990                 393               34,553                  295
cash equivalent
-----------------------------------------------------------------------------------------------------------------